INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 1, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the Zacks Market Neutral Fund and the Zacks Multi-Cap Opportunities Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on March 18, 2010, for the Zacks Market Neutral Fund and the Zacks Multi-Cap Opportunities Fund, each a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 87 filed concurrently with this correspondence.

Prospectus

1.	Table of Contents – Delete the paragraph Zacks Investment Management being the “Advisor” to the Fund. The Fund may move the sentence to the cover page, if desired.

RESPONSE: Sentence deleted from Table of Contents.

2.	Shareholder Fees on Pages 3 and 7– Delete footnotes 1, 3 and 4 regarding redemption fee, but move information to be within the table next to redemption fees.

RESPONSE: Change updated in Prospectus.

3.	Shareholder Fees on Pages 3 and 7 – Delete “remainder of other expense” and “total other expenses”. Indent dividend expense on short sales

RESPONSE: Dividend expense on short sales moved to a parenthetical of “other expenses”.

4.	Shareholder Fees on Pages 3 and 7– Change “Net Operating Expenses” to “Total annual fund operating expenses after fee waiver and/or expense reimbursements”

RESPONSE: Change updated in Prospectus.

5.	Example on Page 4 – 2nd paragraph – use language consistent with Form N-1A.

RESPONSE: Change updated in Prospectus.

6.	Principal Investment Strategies on page 4, 2nd paragraph, last sentence. Clarify Canadian issuers and define ADR’s – see Multi-Cap Opportunities Fund for sample language.

RESPONSE: Change updated in Prospectus.

7.	Principal Investment Strategies on page 4 – last paragraph – if not a primary investment strategy – delete from this section.

RESPONSE: Paragraph deleted.

8.	Principal Investment Risk on page 5 – risk of Mid-Cap and Small-Cap Companies is listed. Should add to strategy section – that Fund can invest in any size of company.

RESPONSE: The following sentence was added:

“The Fund may invest in equity securities of companies of any size capitalization, including mid-cap and small-cap companies.”

9.	Performance on pages 6 and 10– consider taking out “(Returns Include Payment of Maximum Sales Charge)” – this is not required in Form N-1A.

RESPONSE: Phrase has been deleted.

10.	Performance on pages 6 and 10 – Delete footnote regarding definition of Index.

RESPONSE: Footnote has been deleted..

11.	Minimum investments – on page 6 – Delete “for additional information, please see “Your account with the Fund”

RESPONSE: Phrase has been deleted.

12.	Performance on page 9 – add language that the performance varies from year to year – see Form N-1A.

RESPONSE: Change updated in Prospectus.

13.	Principal Investment Strategy on page , first paragraph and first two sentences. This seems more like an objective than a strategy.

RESPONSE: Change updated in Prospectus.

14.	Advisor performance on page 17, first paragraph under chart, last sentence. Clarify what “simulated performance” means.

RESPONSE: Change updated in Prospectus.

15.
How to buy shares on page 19 – 2nd paragraph.  With regards to revenue sharing disclosure, provide assurance in the response letter that board of trustees considered these revenue sharing fees when renewing and approving the advisory contract.

RESPONSE: The Board of Trustees considered many factors in approving the continuation of the advisory contract.  One such factor included the Board considering the markets for distribution of the Funds, including principal channels through which the Funds’ shares are offered and sold and any related payments to financial intermediaries for those distribution channels.

16.	How to buy shares on page 20, 2nd paragraph. Add any fees that are not avoidable to the fee table – such as IRA charges, wire charges and overnight delivery charges.

RESPONSE: Change updated in Prospectus.

17.	Telephone redemption request on page 25 – consider changing UMBFS to the “transfer agent”. This may be a little confusing to shareholders.

RESPONSE: Change updated in Prospectus.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Treasurer
626-914-1360